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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly-Held Company

MATERIAL FACT

Embraer S.A. (“Embraer” or the “Company”), hereby informs its shareholders and the market that, on the date hereof, the Company became aware of a court decision issued on December 19, 2018 on a preliminary basis in the proceeding relating to the Public Civil Action no. 5031433-18.2018.4.03.6100, which was filed before the 24th Federal Civil Court of São Paulo against the Company, the Federal Government of Brazil, Boeing Brasil Serviços Técnicos Aeronáuticos Ltda. and the Brazilian Securities and Exchange Commission.

According to the aforementioned decision, the judge of the 24th Federal Civil Court of São Paulo granted a provisional measure to suspend “any action to consummate the transaction of the transfer of the commercial portion of Embraer” until the parties have had the chance to respond, at which time the Court, through the examination of the content of the responses, shall be able to better assess the case.

The Company will take all applicable judicial measures to revert this decision and will keep its shareholders and the market informed on any material developments related to the Public Civil Action.

São José dos Campos, December 20, 2018.

Nelson Krahenbuhl Salgado

Vice-President and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2018

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer